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                                                              Exhibit 99.(A)(10)

                                 [LOGO] Rhodia

                                                                   PRESS RELEASE


           RHODIA WILL LAUNCH TODAY ITS CASH TENDER OFFER FOR CHIREX


Paris, August 4, 2000 - As previously announced on July 24, Rhodia, one of the world's leading specialty chemicals companies, will launch today, pursuant to the definitive merger agreement entered into on July 24, a cash tender offer for all the shares of ChiRex Inc. ChiRex, whose common stock is publicly traded in the United States on the Nasdaq Stock Market's National Market ("NASDAQ"), is a provider of advanced process development services and manufacturing to the pharmaceutical industry.

ChiRex shareholders will receive $31.25 per share in cash. The offer will be commenced in accordance with the applicable US regulations. The transaction will be accomplished through a cash tender offer, followed by a cash merger at the same price.

As indicated on July 24, this offer is conditioned, among other things, on a majority of ChiRex outstanding shares being tendered into the offer and clearance by the US antitrust authorities.

Rhodia (NYSE: RHA), one of the world leaders in specialty chemicals, contributes to improving the quality of life by developing value-added products, services and solutions for the beauty, clothing, foodstuffs and healthcare markets as well as for the environment, transport and manufacturing industries. Including Albright & Wilson, Rhodia employs 30,000 people worldwide and recorded pro-forma sales of 6.7 billion euros in 1999. Rhodia is listed on the Paris and New York stock exchanges.

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ChiRex Inc. ("ChiRex") stockholders are advised to read the tender offer statement regarding the acquisition of ChiRex, referenced in this press release, which will be filed by Rhodia and Cousin Acquisition, Inc. with The Securities and Exchange Commission (the "SEC") and the related solicitation/recommendation statement which will be filed by ChiRex with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all stockholders of ChiRex, at no expense to them. These documents also will be available at no charge at the SEC's website at www.sec.gov.


Rhodia Contacts

Press Relations
---------------
Jean-Christophe Huertas         Tel: 33 (0)1 55 38 42 51

Investor Relations
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Angelina Palus                  Tel: 33 (0)1 55 38 42 99
Sylvie Marchal                  Tel: 33 (0)1 55 38 41 79